                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             CYBERGUARD CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   231910100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                OCTOBER 2, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [_]       Rule 13d-1(b)
      [X]       Rule 13d-1(c)
      [_]       Rule 13d-1(d)






*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G
---------------------                                         -----------------
CUSIP NO.   231910100                                         PAGE 2 OF 9 PAGES
---------------------                                         -----------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON         Exodus Communications, Inc.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON      77-0403076


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware, U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          590,429
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          590,429
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      590,429

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      6.21%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

                                 SCHEDULE 13G
---------------------                                         -----------------
CUSIP NO.   231910100                                         PAGE 3 OF 9 PAGES
---------------------                                         -----------------


ITEM 1(a).  NAME OF ISSUER:
            --------------

            CyberGuard Corporation


ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            -----------------------------------------------

            2000 West Commercial Blvd., Suite #200, Ft. Lauderdale, FL  33309


ITEM 2(a).  NAME OF PERSON FILING:
            ---------------------

            Exodus Communications, Inc.


ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
            ------------------------------------

            2650 San Tomas Expressway, Santa Clara, CA  95051


ITEM 2(c).  CITIZENSHIP:
            -----------

            Delaware, U.S.A.


ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
            ----------------------------

            Common Stock


ITEM 2(e).  CUSIP NUMBER:
            ------------

            231910100


ITEM 3.    STATUS OF PERSON FILING:
           -----------------------

           If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]


Item 4.    OWNERSHIP*:
           ---------

           (a)   Amount beneficially owned: 590,429
           (b)   Percent of class: 6.21%
           (c)   Number of shares as to which such person has:
                 (i)   Sole power to vote or to direct vote: 0 shares
                 (ii)  Shared power to vote or to direct vote: 590,429 shares
                 (iii) Sole power to dispose or to direct the disposition:
                       0 shares
                 (iv)  Shared power to dispose or to direct the disposition:
                       590,429 shares

           * All shares were acquired by Exodus Communications, Inc., and its wholly owned subsidiary EC Acquisitions Corp., pursuant to a Claims and Stock Purchase Agreement dated October 2, 1998 and were subsequently disposed of to CyberGuard Corporation pursuant to an Asset Purchase Agreement dated October 2, 1998.

                                 SCHEDULE 13G
---------------------                                         -----------------
CUSIP NO.   231910100                                         PAGE 4 OF 9 PAGES
---------------------                                         -----------------


ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
           --------------------------------------------

           Not applicable.


ITEM  6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
           ---------------------------------------------------------------

           Not applicable. See Item 4 above.


ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY:
           -----------------------------------------------

           Not applicable.


ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF GROUP:
           ------------------------------------------

           Not applicable.


ITEM 9.    NOTICE OF DISSOLUTION OF GROUP:
           ------------------------------

           Not applicable.


ITEM 10.   CERTIFICATION:
           -------------

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SCHEDULE 13G
---------------------                                         -----------------
CUSIP NO.   231910100                                         PAGE 5 OF 9 PAGES
---------------------                                         -----------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON         EC Acquisitions Corp.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON      77-0403076


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware, U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          590,429
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          590,429
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      590,429

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      6.21%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

                                 SCHEDULE 13G
---------------------                                         -----------------
CUSIP NO.   231910100                                         PAGE 6 OF 9 PAGES
---------------------                                         -----------------


ITEM 1(a).  NAME OF ISSUER:
            --------------

            CyberGuard Corporation


ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            -----------------------------------------------

            2000 West Commercial Blvd., Suite #200, Ft. Lauderdale, FL  33309


ITEM 2(a).  NAME OF PERSON FILING:
            ---------------------

            EC Acquisitions Corp.


ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
            ------------------------------------

            2650 San Tomas Expressway, Santa Clara, CA  95051


ITEM 2(c).  CITIZENSHIP:
            -----------

            Delaware, U.S.A.


ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
            ----------------------------

            Common Stock


ITEM 2(e).  CUSIP NUMBER:
            ------------

            231910100


ITEM 3.    STATUS OF PERSON FILING:
           -----------------------

           If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]


Item 4.    OWNERSHIP*:
           ---------

           (a)   Amount beneficially owned: 590,429
           (b)   Percent of class: 6.21%
           (c)   Number of shares as to which such person has:
                 (i)   Sole power to vote or to direct vote: 0 shares
                 (ii)  Shared power to vote or to direct vote: 590,429 shares
                 (iii) Sole power to dispose or to direct the disposition:
                       0 shares
                 (iv)  Shared power to dispose or to direct the disposition:
                       590,429 shares

           * All shares were acquired by Exodus Communications, Inc., and its wholly owned subsidiary EC Acquisitions Corp., pursuant to a Claims and Stock Purchase Agreement dated October 2, 1998 and were subsequently disposed of to Cyberguard Corporation pursuant to an Asset Purchase Agreement dated October 2, 1998.

                                 SCHEDULE 13G
---------------------                                         -----------------
CUSIP NO.   231910100                                         PAGE 7 OF 9 PAGES
---------------------                                         -----------------


ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
           --------------------------------------------

           Not applicable.


ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
           ---------------------------------------------------------------

           Not applicable. See Item 4 above.


ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY:
           -----------------------------------------------

           Not applicable.


ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF GROUP:
           ------------------------------------------

           Not applicable.


ITEM 9.    NOTICE OF DISSOLUTION OF GROUP:
           ------------------------------

           Not applicable.


ITEM 10.   CERTIFICATION:
           -------------

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SCHEDULE 13G
---------------------                                         -----------------
CUSIP NO.   231910100                                         PAGE 8 OF 9 PAGES
---------------------                                         -----------------

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              October 13, 1998
                              ----------------------------------------------
                              Date

                              Exodus Communications, Inc.:


                              /s/ Richard S. Stoltz
                              ----------------------------------------------
                              Richard S. Stoltz, Chief Financial Officer and Chief Operating Officer


                              EC Acquisitions Corp.:

                              /s/ Adam W. Wegner
                              ----------------------------------------------
                              Adam W. Wegner, President

                                 SCHEDULE 13 G

-----------------------------                   --------------------------------
CUSIP No. 231910100                                   Page 9  of  9  Pages
-----------------------------                   --------------------------------

                                   EXHIBIT A

                           Agreement of Joint Filing

     Each of the undersigned hereby agrees that they are filing jointly pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the Statement dated October 13, 1998, containing the information required by
Schedule 13G, for the shares of Common Stock of CyberGuard Corporation which they each beneficially hold.

Dated: October 13, 1998

Exodus Communications, Inc.:


/s/ Richard S. Stoltz
--------------------------------
Richard S. Stoltz, Chief Financial Officer
and Chief Operations Officer


EC Acquisitions Corp.:


/s/ Adam W. Wegner
--------------------------------
Adam W. Wegner, President